SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  November, 2004

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

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News Release on Third Quarter Interim Financial Results dated November 1, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

Date:    November 1, 2004

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

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FNX Sets Production, Revenue, Cash Operating Cost and Profit Records in Q3

TORONTO, Ontario – November 1, 2004 – FNX Mining Company Inc. (FNX-TSX/AMEX reports financial and operating results for the three month period ending September 30, 2004.

Financial Results

The Company reported record quarterly revenues of $16.1 million ($197 per ton of ore shipped) for the third quarter of 2004 compared to nil revenues in the same period last year. Total revenues for the first three quarters of 2004 were $39.3 million ($199 per ton of ore shipped) compared to nil revenues during the first three quarters of 2003. The average cash operating costs (a non-GAAP measure calculated by reducing income statement operating costs by mine depreciation) for the third quarter were $8.6 million ($105 per ton shipped; also a new quarterly best) with cash operating costs for the first three quarters of 2004 totaling $22.0 million ($111 per ton shipped). The cash operating margin (a non-GAAP measure defined as revenue less cash operating costs) during the third quarter was a record $7.6 million ($92 per ton of ore shipped) and the total cash operating margin for the first three quarters of 2004 was $17.3 million ($88 per ton of ore shipped).

The Company’s Adjusted EBITDA (a non-GAAP term defined here as earnings before non-cash items, i.e.  taxes, depreciation, amortization and stock option expenses) also reached a new quarterly high of $4.7 million.  The Company’s Adjusted EBITDA for the first three quarters of 2004 was $9.8 million.

Earnings for this quarter of $1.6 million or $0.03 per share were also a record and compare to a loss of $3.0 million or $0.08 per share in the third quarter of 2003.  Earnings for the first three quarters of 2004 totaled $3.1 million or $0.06 per share compared to a loss of $6.1 million or $0.16 per share for the similar period in 2003. A $1.4 million non-cash tax expense during the third quarter and $2.8 million for the first three quarters of 2004 reduced the Company’s earnings by $0.03 and $0.06 per share, respectively.  A stronger Canadian dollar (average C$1.28 vs. $US1.00) also reduced earnings in the third quarter by $0.3 million, when compared to exchange rates in the first half of 2004.

The average realized metal prices received during the quarter were US$6.35 per pound for nickel and US$1.26 per pound of copper, both well above our 2004 budgeted prices of US$5.00 per pound for nickel and US$1.00 per pound for copper. For the first three quarters of 2004, the average realized price received for nickel was US$6.16 per pound and for copper was US$1.23 per pound. The cash cost of producing a pound of nickel, net of by-product credits, for the quarter was US$3.02 and for the first three quarters of 2004 was US$3.11. The third quarter cash cost per pound increased US$0.08 (from US$2.94 to US$3.02) because of the stronger Canadian dollar.

The balance sheet remained strong with $61.9 million in cash at quarter end, virtually unchanged from the last quarter, and no debt.

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Operating Results

The Company and its Sudbury Joint Venture (“SJV”) partner maintained their exemplary safety record with no lost time accidents reported in the third quarter of 2004 and have gone 893 consecutive days without a lost time accident as at September 30, 2004.

During this reporting period, Phase 1 Production at the McCreedy West Mine totaled a quarterly record 81,697 tons.  Ore mined during the third quarter was 11% greater than that mined during the second quarter and 94% greater than that mined during the first quarter. A total of 81,786 tons of ore was shipped to the custom mill with nickel ore comprising 78,583 tons grading 1.6% nickel and copper ore comprising 3,203 tons of copper ore grading 5.2%. Payable nickel for the period was 1,757,491 pounds of nickel and payable copper was 559,253 pounds, bringing production for the first three quarters of 2004 to 4,266,070 pounds of nickel and 1,738,128 pounds of copper.

Production at the McCreedy West Mine for the first nine calendar months of 2004 totaled 228,624 tons, (over 76% of the 2004 mining target of 300,000 tons of ore) while 224,276 tons were shipped containing an estimated five million pounds of nickel and an estimated two million pounds of copper.  We remain confident that our 2004 production target of 300,000 tons of ore and seven million pounds of nickel will be met or surpassed.

Exploration Results

The $12.5 million 2004 exploration program continued during the quarter. A total of 61,913 feet was drilled in 108 holes with the focus primarily on supporting development and expanding the resources at the McCreedy West Mine and upgrading resources at Levack Mine. In addition, surface drills continued to test for high-grade copper-precious metal footwall targets behind the McCreedy West-Levack Mine Complex.

The bulk sampling program on the PM Deposit at the McCreedy West Mine continued during the quarter.  The results of the first planned bulk sample consisting of 4,063 tons yielded an average grade of 6.8 grams per tonne  (0.2 ounces per ton) of total platinum + palladium + gold (“TPM”), 1.4% copper and 0.4% nickel. The PM Deposit ramp development and bulk sample programs will continue through to the end of the first quarter of 2005.

The $30 million advanced underground exploration program at the newly named Podolsky Property (previously Norman) is proceeding with the initial excavations of the vertical shaft and inclined ramp having commenced in late September.

NOTE:

The Company accounts for the SJV operations on a 100% consolidated basis, although its ownership interest is 75% of the SJV. The remaining 25% ownership interest is accounted for as a “minority interest” in the revenue, expenses and assets of the SJV.

Consolidated Financial Results
	(Cdn$000’s, except per share data):
	Three months ended		Nine months ended
	Sept 30-04	Sept 30-03	Sept 30-04	Sept 30-03

Revenue	$16,140	$–	$39,275	$–
Net Earnings	1,641	(3,010)	3,130	(6,057)

Earnings per share	$0.03	$(0.08)	$0.06	$(0.16)

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Production
	For Production Period		For Production Period
	Three months ended		Nine months ended
	July 31-04	July 31-03	July 31-04	July 31-03

	For Reporting Period		for Reporting Period
	Three months ended		Nine months ended
	Sept 30-04	Sept 30-03	Sept 30-04	Sept 30-03

Operating statistics (100% level):
Ore produced (tons)	81,697	–	197,316*	–
Ore shipped (tons)	81,786	–	197,305	–
Ni ore shipped (tons)	78,583	–	187,352	–
Ni ore grade (% nickel)	1.6	–	1.6	–
Cu ore shipped (tons)	3,203	–	9,953	–
Cu ore grade (% copper)	5.2	–	5.9	–
Payable nickel (lbs.)	1,757,491	–	4,266,070	–
Payable copper (lbs.)	559,253	–	1,738,128	–

Note: * Production for Nov. 2003 – July 2004 = 197,316 tons.

             Production for the first nine months of 2004 = 228,624 tons.

Conference Call

FNX will be hosting a conference call to discuss its third quarter results on Monday, November 1, 2004 at 4:30pm Eastern Time.  To join the conference call please dial 416-405-9328 or 1-800-387-6216 and ask for the FNX Mining conference call.  The conference call presentation slides are available on the FNX Mining web site home page at www.fnxmining.com. The call will be recorded and available for replay until midnight Tuesday, November 9th by dialing 416-695-5800 or 1-800-408-3053 and entering access code 3111551 followed by the # symbol.

Forward-Looking Statements

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

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